SEC Mail Processing Section
FEB 23 2012
Washington, DC 125

SECUR  SION

12010850

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 65885

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Strategic Financial Alliance, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2200 Century Parkway, Suite 500
(No. and Street)

Atlanta	Georgia	30345
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clive Slovin (678) 954-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windham Brannon, PC
(Name – *if individual, state last, first, middle name*)

3630 Peachtree Road, Suite 600	Atlanta	Georgia	30326
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Clive Slovin, ~~swear (or~~ affirm~~)~~ that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Strategic Financial Alliance, Inc., as of December 31, 20 11, are true and correct. I further ~~swear (or~~ affirm~~)~~ that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



SANDRA J. SWYGERT
MY COMMISSION EXPIRES
NOTARY
PUBLIC
APRIL 17, 2012
HENRY COUNTY, GA

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Strategic Financial Alliance, Inc.

Financial Statements
and Supplemental Information

December 31, 2011

The Strategic Financial Alliance, Inc.

Contents
December 31, 2011


WINDHAM BRANNON

3630 Peachtree Road, NE, Suite 600
Atlanta, GA 30326
404.898.2000
fax 404.898.2010
www.windhambrannon.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder of
The Strategic Financial Alliance, Inc.

We have audited the accompanying statement of financial condition of **The Strategic Financial Alliance, Inc.** (the Company) as of December 31, 2011, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Strategic Financial Alliance, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Windham Brannon P.C.

Certified Public Accountants

February 17, 2012

The Strategic Financial Alliance, Inc.

Statement of Financial Condition
December 31, 2011

Assets		
Cash	$	2,547,385
Certificate of deposit		256,129
Deposits with clearing organization		100,000
Commissions receivable		974,629
Other receivables		65,885
Due from affiliates		31,011
Prepaid expenses		331,925
Property and equipment, at cost less accumulated depreciation of $252,623		96,269
Total assets	$	4,403,233
Liabilities and Stockholder's Equity		
Liabilities:		
Short-term notes payable	$	220,706
Commissions payable		1,581,291
Due to affiliates		126,309
Capital lease obligation		15,253
Accounts payable and accrued expenses		640,465
Total liabilities		2,584,024
Commitments and contingencies		
Stockholder's equity:		
Common stock, $0.01 par value, 5,000,000 shares authorized, 15,650 shares issued and outstanding		157
Additional paid-in capital		562,867
Retained earnings		1,256,185
Total stockholder's equity		1,819,209
	$	4,403,233

See accompanying notes to financial statements.

The Strategic Financial Alliance, Inc.

Income Statement
For the Year Ended December 31, 2011

Revenue:	
Commissions and fees	$ 21,282,536
Other income	2,470,796
Interest income	52
	23,753,384
Expenses:	
Commissions	19,490,521
General and administrative	3,252,722
	22,743,243
Income before income taxes	1,010,141
Provision for income taxes	395,050
Net income	$ 615,091

See accompanying notes to financial statements.

The Strategic Financial Alliance, Inc.

Statement of Stockholder's Equity
For the Year Ended December 31, 2011

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance at January 1, 2011	15,650	$ 157	$ 562,867	$ 641,094	$ 1,204,118
Net income	-	-	-	615,091	615,091
Balance at December 31, 2011	15,650	$ 157	$ 562,867	$ 1,256,185	$ 1,819,209

See accompanying notes to financial statements.

The Strategic Financial Alliance, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2011

Cash flows from operating activities:	
Net income	$ 615,091
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	51,590
Changes in assets and liabilities:	
Commissions receivable	(309,509)
Other receivables	68,823
Due to affiliates	(52,864)
Prepaid expenses	(136,202)
Commissions payable	581,392
Accounts payable and accrued expenses	366,146
Net cash provided by operating activities	1,184,467
Cash flows from investing activity:	
Purchases of property and equipment	(45,446)
Net cash used in investing activities	(45,446)
Cash flows from financing activities:	
Change in due to Parent	75,406
Payments under capital lease	(10,836)
Borrowings under short-term notes payable	283,201
Repayments of short-term notes payable	(214,233)
Net cash provided by financing activities	133,538
Net increase in cash	1,272,559
Cash at beginning of period	1,274,826
Cash at end of period	$ 2,547,385

Supplemental Disclosure of Cash Flow Information

Cash paid during the period for interest	$ 5,978
Cash paid to the Parent during the period for income taxes	$ -

See accompanying notes to financial statements.

The Strategic Financial Alliance, Inc.

Notes to Financial Statements
December 31, 2011

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Formation of Company

The Strategic Financial Alliance, Inc. (the Company) was formed in 2003 and conducts business as a securities broker-dealer and a registered investment adviser. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of SFA Holdings, Inc. (the Parent). The Company is incorporated under the laws of the state of Georgia, is privately held, and is headquartered in Atlanta, Georgia.

Description of the Business

The Company, through a network of registered representatives, sells various securities to customers, including stocks, bonds, direct participation programs through private placements, interests in limited partnerships, limited liability companies, real estate investment trusts, business development companies and variable annuities, on a fully disclosed basis. All of the Company's trades are cleared through an unrelated clearing broker. The Company's independent registered representatives are licensed throughout the United States and operate under the jurisdiction of local offices of supervisory jurisdiction.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission revenues and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Direct participation program, real estate investment trust and business development company commission revenues and the related commission expenses are recorded when the underlying investment is accepted by the product sponsor.

Cash

Cash includes interest and non-interest bearing deposits in banks. At times, cash balances may exceed federally insured amounts. The Company believes it mitigates risks by depositing cash and periodically investing in cash equivalents with stable financial institutions.

Deposits with Clearing Organization

Deposits are held by the clearing broker as a condition of the Company's Fully Disclosed Clearing Agreement.

Property and Equipment

Equipment is recorded at cost. Improvements are capitalized and maintenance and repairs are expensed. Depreciation is provided using the straight-line method over the estimated useful lives of the individual assets as follows: office and computer equipment, three years; computer software, three years; and furniture and fixtures, seven years.

Income Taxes

The Company is a C corporation for federal and state income tax purposes, and is included in the consolidated return of the Parent. Federal and state income taxes are calculated as if the companies filed on a separate return basis and the amount of current tax or benefit is transferred to or received from the Parent. Accordingly, at the Parent company, deferred income taxes are provided for temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date of issuance.

Note 2: Related Party Transactions

The Company pays to the Parent any salaries and benefits for Parent personnel acting on behalf of the Company and for estimated income taxes incurred by the Company. Total amounts owed by the Company to the Parent at December 31, 2011 were $126,309 and expenses incurred by the Company totaled $2,230,749 during 2011.

The Parent has a bonus pool agreement in place at December 31, 2011. The bonus is calculated based on the consolidated income of the Parent and is equal to 25% of the first $2 million in earnings before taxes, depreciation, amortization and stock-based compensation (EBTDA), plus 15% of the second $2 million of EBTDA, plus 10% of any excess above $4 million in EBTDA. At December 31, 2011, the Company's portion of the bonus pool allocated to it by the Parent (included in the $2,230,749 above) was $354,000.

The Parent has a stock option plan under which employees of the Parent and registered representatives of the Company may receive options to purchase shares of the Parent's stock. The expense of these options is booked by the Company. During 2011, options to purchase 45,800 shares of stock were issued to employees of the Parent and registered representatives of the Company. The aggregate fair value of these options was not significant. These options remain outstanding as of December 31, 2011.

The Company pays commissions to its registered representatives on behalf of an affiliated company, SFA Insurance Services, Inc. (SFAI). Additionally, the Company charged SFAI an administrative fee during 2011 of $16,503. As of December 31, 2011, the amount due from SFA Insurance Services, Inc. was $31,011.

Note 3: Property and Equipment

A summary of property and equipment at December 31, 2011 follows:

Office and computer equipment	$153,080
Furniture and fixtures	69,735
Computer software	126,077
	348,892
Less accumulated depreciation	252,623
	$ 96,269

Depreciation expense associated with property and equipment was $51,590 in 2011.

During 2010 the Company entered into a capital lease agreement for $29,970 of computer equipment and $3,528 of computer software. The capital lease has a term of 36 months with monthly payments of $1,090 including interest at 10.58%. Future payments under the capital lease are as follows:

Year	Amount
2012	$13,080
2013	3,270
	16,350
Less: Amount representing interest	1,097
Total	$15,253

For assets under capital lease amortization expense for 2011 was $11,166, which is included in depreciation expense, and accumulated amortization as of December 31, 2011 was $19,541.

Note 4: Short-Term Note Payable

The short-term note payable for insurance premiums at December 31, 2011 is summarized as follows:

October 2011, original principal balance $283,201 term note; interest at 2.4%; nine monthly installments of principal and interest of $31,782; matures July 2012; unsecured	$220,706

Note 5: Income Taxes

Provision for federal and state income taxes consists of the following:

Current	
Federal	$335,400
State	59,650
Total	$395,050

The income tax expense for 2011 differs from the amount determined by applying the U.S. statutory federal income tax rate to income before income taxes primarily as a result of state income taxes and permanent differences, including meals and entertainment expenses.

The Company accounts for income taxes under the provisions of FASB Accounting Standards Codification (ASC) 740, *Income Taxes*. ASC 740 defines a criterion that an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise's financial statements. This requires the Company to review all tax positions and apply a more-likely-than-not recognition threshold. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Subsequent recognition, de-recognition, and measurement is based on management's best judgment given the facts, circumstances and information available at the reporting date.

As of December 31, 2011, the Company had no unrecognized tax benefits. The Company is no longer subject to U.S. federal income or state tax return examinations by tax authorities for tax years before 2008. The Company will recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense when and if incurred. The Company had no interest or penalties related to unrecognized tax benefits accrued as of December 31, 2011. The Company does not anticipate that the amount of the unrecognized benefit will significantly increase or decrease within the next 12 months.

Note 6: Commitments

The Company leases office space. At December 31, 2011, aggregate minimum rent commitments under operating leases with initial terms of one year or more consisted of the following:

Year	Amount
2012	$101,611
2013	104,268
2014	106,260
Total	$312,139

The leases contain provisions for increases in rent resulting from an escalation in building operating expenses above the base year. Rental expense amounted to $147,651 for 2011.

Note 7: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2011, the Company had net capital of $1,225,652, which was $1,053,384 in excess of its required net capital.

* * * * *

Supplemental Information



WINDHAM BRANNON

3630 Peachtree Road, NE, Suite 600
Atlanta, GA 30326
404.898.2000
fax 404.898.2010
www.windhambrannon.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors and Stockholder of
The Strategic Financial Alliance, Inc.

We have audited the financial statements of The Strategic Financial Alliance, Inc. as of and for the year ended December 31, 2011, and have issued our report thereon dated February 17, 2012, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The computation of net capital, reconciliation of stockholder's equity, reconciliation of net capital, computation of aggregate indebtedness, and computation for determination of reserve requirements at December 31, 2011, are presented for purposes of additional analysis and are not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Windham Brannon P.C.

Certified Public Accountants

February 17, 2012

The Strategic Financial Alliance, Inc.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2011

Total stockholder's equity	$	1,819,209
Deduct amounts not allowable for net capital:		
Commissions receivable		145,363
Property and equipment		96,269
Prepaid expenses		331,925
Total stockholder's equity qualified for net capital		1,245,652
Deduction:		
Other		20,000
Net capital	$	1,225,652
Minimum net capital	$	25,000
Minimum net capital based on aggregate indebtedness	$	172,268
Excess net capital	$	1,053,384

Note: There were no material differences between the calculation of net capital per Part IIA of the Focus Report as of December 31, 2011 and the calculation of net capital per the audited financial statements as of December 31, 2011 of The Strategic Financial Alliance, Inc.

See independent auditor's report on supplementary information.

The Strategic Financial Alliance, Inc.

Exemption From Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2011

Exemption from Rule 15c3-3 is claimed under Reg. Section 240.15c3-3(k)(2).

See independent auditor's report and accompanying notes to financial statements.

 WINDHAM BRANNON

3630 Peachtree Road, NE, Suite 600
Atlanta, GA 30326
404.898.2000
fax 404.898.2010
www.windhambrannon.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
The Strategic Financial Alliance, Inc.

In planning and performing our audit of the financial statements of **The Strategic Financial Alliance, Inc.** (the "Company"), for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed above.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the use of the Company, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon P.C.

February 17, 2012

 WINDHAM BRANNON

3630 Peachtree Road, NE, Suite 600
Atlanta, GA 30326
404.898.2000
fax 404.898.2010
www.windhambrannon.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of
The Strategic Financial Alliance, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for year ended December 31, 2011, which were agreed to by The Strategic Financial Alliance, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T (attached) with respective cash disbursement records noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers. There were no adjustments reported in Form SIPC-7T; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli Braunon P.C.

February 17, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065885 FINRA DEC
THE STRATEGIC FINANCIAL ALLIANCE 16*16
2200 CENTURY PKWY NE STE 500
ATLANTA GA 30345-3115

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 34,891

B. Less payment made with SIPC-6 filed (exclude interest) (17,977)

7/27/2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 16,914

E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 16,914

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 16,914

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

The Strategic Financial Alliance, Inc.
(Name of Corporation, Partnership or other organization)

Clive Slovin
(Authorized Signature)

Dated the 10 day of February, 2012.

President & CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2011
and ending December 31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 23,753,384
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deducti	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	7,221,812
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	187,574
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	56,407
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	2,325,306
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 5,978	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	5,978
Total deductions	9,797,077
2d. SIPC Net Operating Revenues	$ 13,956,307
2e. General Assessment @ .0025	$ 34,891

(to page 1, line 2.A.)